40-33
811-05878
Branch 18

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

RECEIVED
DEC 0 8 2006
213
WASH. D.C. PROCESSING SECTION

November 30, 2006

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Bahe Custodian CGM Roth Conversion IRA v. Franklin/Templeton Distributors, Inc.*

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing a copy of the order of dismissal in the above-referenced lawsuit, which we previously noticed to your office.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya Gordon
Associate Corporate Counsel
Franklin Templeton Investments

Encl.

06066134

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

26190-1

Rec. 1/16/07

ERIC R. BAHE,)
Plaintiff)
v.) C.A. No. 04-11195-MLW
)
FRANKLIN/TEMPLETON DISTRIBUTORS,)
et al.,)
Defendants.)

ORDER

WOLF, D.J. November 21, 2006

On September 8, 2006, the court ordered the parties to publish legal notice in Investors Business Daily and cause a press release to be distributed to the financial wire services indicating that the case was being settled and voluntarily dismissed, and that any objection to the settlement shall be filed by October 20, 2006. No objection has been filed.

Accordingly, it is hereby ORDERED that this action is DISMISSED, pursuant to the parties' stipulation, with prejudice to the plaintiff, and without prejudice to the nominal defendant Franklin Balance Sheet Investment Fund and any shareholders of the Fund other than the plaintiff, and without costs awarded to either party.

/s/ Mark L. Wolf
UNITED STATES DISTRICT JUDGE